Exhibit 99.1

BioBlast Pharma Announces Granting of Fast Track Designation by the FDA for Cabaletta in Oculopharyngeal Muscular Dystrophy (OPMD)

TEL AVIV, Israel, April 9, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company announced today that the United States Food and Drug Administration (FDA) has granted Fast Track designation to Cabaletta for the treatment of patients with Oculopharyngeal Muscular Dystrophy (OPMD).

Cabaletta is being developed to treat OPMD, a rare and debilitating muscular dystrophy for which there is no cure or approved therapy. BioBlast is currently conducting a Phase 2/3 clinical study for OPMD and recently announced the granting of an IND, enabling the opening of a US clinical center in addition to the two ongoing clinical sites in Israel and Canada.

Established under the FDA Modernization Act of 1997, the Fast Track program is designed to facilitate the development and review of drugs intended to treat serious conditions and fill an unmet medical need. A drug development program with Fast Track designation is afforded greater access to the FDA for the purpose of expediting the drug’s development, review, and potential approval.

“We believe that the Fast Track designation represents an important recognition by the FDA of Cabaletta’s potential to address a significant unmet need in the treatment of OPMD patients,“ stated Colin Foster, BioBlast’s President and Chief Executive Officer. “We will continue to work closely with the FDA with the goal of bringing Cabaletta to OPMD patients as quickly as possible.” he added.

About Cabaletta

Cabaletta is BioBlast’s proprietary intravenous (IV) solution of trehalose, a disaccharide, which has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Cabaletta has been documented as demonstrating significant efficacy in preclinical animal models of OPMD and other PolyA/PolyQ diseases.

About OPMD

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing) and the loss of muscle strength and weakness in multiple parts of the body. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. Dehydration and aspiration pneumonia are often the cause of death. The disease is caused by a genetic mutation responsible for the creation of a mutant unstable protein (PABPN1) that aggregates within patient’s muscle cells.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss opening a new clinical center in the United States, making further progress toward providing a therapy to help OPMD patients, or that our platforms potentially address unmet medical needs and offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015 and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC

646-597-6979